UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04051834

December 7, 2004

Koby R. Kreinbring
Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, AZ 85004-4498

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/7/2004

Re: Mesa Air Group, Inc.
Incoming letter dated October 25, 2004

Dear Mr. Kreinbring:

This is in response to your letter dated October 25, 2004 concerning the shareholder proposal submitted to Mesa by Pauline Berberian. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

81 0332

SQUIRE, SANDERS & DEMPSEY L.L.P.

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498

Office: +1.602.528.4000
Fax: +1.602.253.8129

Direct: +1.602.528.4004
kkreinbring@ssd.com

October 25, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Mesa Air Group, Inc. – Omission of Poison Pill Shareholder Proposal from Proxy Pursuant to Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934

Dear Sir or Madam:

We are corporate counsel to Mesa Air Group, Inc., a Nevada corporation ("Mesa" or the "Company"). On September 25, 2004, Mesa received a shareholder proposal and supporting statement relating to poison pill plans (together, the "Proposal") from Pauline Berberian ("Ms. Berberian") for inclusion in the Company's proxy statement and form of proxy for the 2005 annual meeting of its stockholders (the "2005 Proxy Materials"). The letter dated September 14, 2004 from Ms. Berberian accompanying the Proposal (the "Letter") designated John Chevedden ("Mr. Chevedden") and/or his designee to act on Ms. Berberian's behalf "in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The Letter, together with the Proposal, is attached hereto as Exhibit A.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission" or the "SEC") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended, the Company omits the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six (6) copies of each of the following:

1. this letter;

2. the Letter, which contains the Proposal (attached hereto as Exhibit A);

3. our letter, on behalf of the Company, to Mr. Chevedden, dated October 6, 2004, pursuant to Rule 14a-8(f), which sets forth the procedural and eligibility deficiencies of the Proposal (attached hereto as Exhibit B);

4. proof of delivery information of our notice of deficiency letter to Mr. Chevedden, dated October 6, 2004 (attached hereto as Exhibit C);

5. response email from Mr. Chevedden, dated October 10, 2004 (attached hereto as Exhibit D);

6. our letter response to Mr. Chevedden, dated October 12, 2004 (attached hereto as Exhibit E); and

7. proof of delivery information of our letter response to Mr. Chevedden, dated October 12, 2004 (attached hereto as Exhibit F).

The Company expects to file the 2005 Proxy Materials with the SEC on or about January 26, 2005 and intends to omit the Proposal from these materials for the reasons set forth herein. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff no later than 80 calendar days before the date on which the Company intends to file its definitive 2005 Proxy Materials. Copies of this letter, together with all attachments, are being simultaneously sent to Mr. Chevedden and to Ms. Berberian.

The Proposal

The Proposal relates to poison pill plans and states, in relevant part:

This is to propose a bylaw, requiring a shareholder vote to remove, calling for annual shareholder ratification – without exception – of any poison pill adopted or in effect since the previous annual or special shareholder meeting.

The Proposal supporting statement goes on to assert the following:

Proposals to give us as shareholders a vote on a poison pill won impressive levels of support at our company:

- *71% in 2003*
- *79% in 2004*

Summary of Bases for Exclusion

We have advised the Company that it may properly exclude the Proposal or portions thereof form its 2005 Proxy Materials for the following reasons:

1. The entire Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f)(1) because Ms. Berberian does not own a sufficient quantity of the Company's common stock in her name to be eligible to submit the Proposal and Mr. Chevedden has not provided proof of additional ownership by Ms. Berberian of the Company's shares within 14 calendar days of receipt of the Company's request for such proof of ownership to be eligible to submit the Proposal.

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.

3. Portions of the Proposal supporting statement are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more fully set forth below.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f)(1) because Ms. Berberian does not own a sufficient quantity of the Company's common stock in her name to be eligible to submit the Proposal and Mr. Chevedden has not provided proof of additional ownership by Ms. Berberian of the Company's shares within 14 calendar days of receipt of the Company's request for such proof of ownership to be eligible to submit the Proposal.

Rule 14a-8(f)(1) provides that issuers may exclude shareholder proposals from their proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rules 14a-8(a)-(d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal.

If the proponent is a registered holder of a company's securities, the company bears the burden of verifying the proponent's eligibility to submit the proposal. If however, the proponent is not a registered shareholder, it is the proponent's burden to provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i)-(ii). Where, as here, the proponent is a registered holder of the company's securities, but does not own a sufficient quantity of the company's securities to be eligible to submit the proposal, and the proponent fails to provide proof of additional ownership at the time it submits the proposal, the company must notify the proponent in writing of the procedural or eligibility deficiency within 14 calendar days of receiving the proposal. A proponent's response, according to Rule 14a-8(f)(1), must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

Ms. Berberian is a registered shareholder of the Company and, according to the Company's records, she has continuously owned 92 shares of the Company's common stock for at least one year prior to the date she submitted the Proposal. Ms. Berberian has not, however, filed a Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5 with respect to Mesa's common stock, nor did she include any evidence of stock ownership in the Letter (other than the fact that she indicated in the Letter her intent to hold her Mesa shares through the date of the Company's 2005 annual meeting). Therefore, to the Company's knowledge, these 92 shares are the extent of Ms. Berberian's security ownership in the Company. According to Staff Legal Bulletin No. 14 "Shareholder Proposals", dated July 13, 2001 ("SLB 14"), for purposes of determining whether a shareholder is eligible to submit a proposal, the market value of the shareholder's securities is determined by multiplying the number of securities owned by the shareholder by the highest average of the bid and ask prices on any date during the 60 calendar days before the shareholder submitted the proposal.

Mesa's common stock is listed on the NASDAQ National Market System. During the 60 calendar days preceding September 25, 2004, the date of submission of the Proposal, the highest average of the bid and ask prices of the Company's common stock on any date was $6.97, which occurred on August 26, 2004. As stated above, Ms. Berberian owns 92 shares of the Company's common stock. Therefore, the maximum market value of those shares during the 60 days preceding the submission of the Proposal was $641.24, much less than the $2,000 requirement.[1] In addition, there were in excess of 31 million shares of the Company's common stock outstanding at all times during the one year period preceding the submission of the Proposal. Thus, the 92 shares owned by Ms. Berberian represent significantly less than 1% of the Company's outstanding shares.

Since Ms. Berberian does not own a sufficient amount of the Company's common stock in her name to be eligible to submit the Proposal, we, on behalf of the Company, notified Mr. Chevedden of the ownership deficiency by letter dated October 6, 2004, delivered by overnight courier. We requested in the letter that Mr. Chevedden submit proof of additional ownership of the Company's common stock by Ms. Berberian. A copy of our notice of deficiency letter to Mr. Chevedden, dated October 6, 2004, is attached hereto as Exhibit B. Mr. Chevedden received our notice on or about October 7, 2004. Proof of delivery information is attached hereto as Exhibit C.

As noted above, a proponent's response to a notice of any procedural or eligibility deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date it received the company's notification. Mr. Chevedden responded to our October

[1] According to SLB 14, for companies whose securities are listed on exchanges which do not provide bid and ask prices, market value is determined by multiplying the number of securities the shareholder held for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the proposal. In the 60 days before the date Ms. Berberian submitted the Proposal, the highest selling price for the Company's common stock was $7.08 per share on August 26, 2004. At this price, the market value of Ms. Berberian's shares was $651.36, also much less than the $2,000 requirement.

6, 2004 letter via email on October 10, 2004, a copy of which is attached hereto as Exhibit D. In his email, Mr. Chevedden did not provide proof of additional ownership by Ms. Berberian, but requested the "print-out of the shareholder listing of Pauline Berberian" showing Ms. Berberian's ownership of the Company's common stock. We responded to Mr. Chevedden via letter dated October 12, 2004, delivered by overnight courier, a copy of which is attached hereto as Exhibit E. Mr. Chevedden received our letter on or about October 13, 2004. Proof of delivery information is attached hereto as Exhibit F. Included with our October 12, 2004 letter was a copy of an email received from Computershare Trust Company, the Company's transfer agent and registrar for its common stock, on October 11, 2004. This email shows that Ms. Berberian, as of October 11, 2004, owned 92 shares of the Company's common stock and acquired these shares via the purchase of two certificates of 46 shares each – one issued on December 16, 1992, and the second issued on March 26, 1993.

As of the date of this letter, October 25, 2004, the Company has not received from Mr. Chevedden a further response to its request. In light of the fact that Ms. Berberian did not own the requisite $2,000 in market value, or 1%, of the Company's common stock at the time the Proposal was submitted, and Mr. Chevedden failed to respond to our request for proof of additional ownership by Ms. Berberian, the Company believes that the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(b) and 14a-8(f)(1).

The Staff has on several occasions confirmed that no enforcement action would be taken if a shareholder's proposal were to be excluded from a company's proxy materials on the grounds that the shareholder did not own, or failed to provide timely and adequate evidence that the shareholder did own, the minimum $2,000 in market value, or 1%, of the company's securities. *See AT&T Wireless Services, Inc.* (February 6, 2004) (proposal excluded where proponent failed to respond to request for evidence of adequate ownership); *Sabre Holdings Corporation* (January 28, 2004) (proposal excluded where shareholder owned 72 shares with an aggregate market value of $1,656); *Burlington Northern Santa Fe Corporation* (January 9, 2004) (proposal excluded where proponent failed to respond to request for evidence of adequate ownership); *Deere & Company* (December 5, 2003) (proposal excluded where shareholder owned one share with an approximate market value of $57); *Motorola, Inc.* (August 12, 2003) (proposal excluded where shareholder owned shares that had a market value less than $2,000); *Seagate Technology* (August 11, 2003) (proposal excluded where shareholder owned 100 shares with an aggregate market value of $1,235); and *Atlas Air Worldwide Holdings, Inc.* (January 28, 2003) (proposal excluded where shareholder owned 200 shares with an aggregate market value of $688).

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.

The Proposal is properly excludable from the Company's 2005 Proxy Materials because the Proposal is impermissibly vague, indefinite and, therefore, potentially misleading, in contravention of Rules 14a-8(i)(3)/14a-9. According to Staff Legal Bulletin No. 14B "Shareholder Proposals", dated September 15, 2004 ("SLB 14B"), the exclusion of a proposal pursuant to Rules 14a-8(i)(3)/14a-9 may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what action or measures the proposal requires. . ."

SLB 14B clarified the SEC's views with regard to the application of Rule 14a-8(i)(3) by narrowing its focus and limiting its use in excluding shareholder proposals from proxy statements. However, as stated above, SLB 14B still allows the exclusion of proposals that are inherently vague or indefinite. To that end, the Staff's decisions regarding the exclusion of proposals under Rule 14a-8(i)(3) prior to the release of SLB 14B continue to serve as important precedent.

The Staff has consistently concluded that a proposal can be excluded under Rules 14a-8(i)(3)/14a-9 if (a) it is so vague or indefinite that it would be difficult for a company implementing it and for shareholders voting on it to determine with any reasonable certainty what measures the proposal would require if it were approved, or (b) it is so vague and indefinite that it is potentially misleading, since any action by a company to implement the proposal would have to be made without guidance from the proposal and, consequently, in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See Smithfield Foods, Inc.* (July 18, 2003) (allowing company to exclude proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on company's arguments that (i) proposal did not inform shareholders of what company would be required to do if proposal were approved and (ii) if shareholders were to approve proposal, company would not know what action to take to fulfill request); *PG&E Corp.* (Mar. 1, 2002) (allowing company to omit proposal because it was vague and indefinite, based on company's argument that neither shareholders not company's board of directors would be able to determine what actions company would have to take to comply with proposal); and *Philadelphia Electric Co.* (July 30, 1992) (allowing company to omit proposal because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The Proposal is impermissibly vague, indefinite and, therefore, potentially misleading because the language of the Proposal is unclear in several respects. It is unclear how the Company's Board of Directors (the "Board") should implement the Proposal if approved. The Proposal states in pertinent part that "[t]his is to propose a bylaw. . ." It is unclear from this language what is meant by "a bylaw." Several interpretations could arise from this language – i.e., is the proponent asking for a formal bylaw amendment or a more general resolution. Further, it is unclear what is meant "to propose a bylaw?" Does it mean that approval of the Proposal automatically results in a new bylaw added to the Company's formal bylaws and therefore, the Board need not take any action with respect to implementing the Proposal? Does it mean that approval of the Proposal results in a proposed bylaw that must still be ratified by the shareholder, directors, or both prior to being added to the Company's formal bylaws and therefore, the Board need take steps to implement the Proposal? The language is unclear and subject to numerous interpretations.

The Proposal further states: "This is to propose a bylaw, requiring a shareholder vote to remove, calling for annual shareholder ratification – without exception – of any poison pill adopted or in effect since the previous annual or special shareholder meeting." The meaning of the phrase ". . . requiring a shareholder vote to remove . . ." is unclear in the context of the sentence. We are unsure whether this language requires a shareholder vote to remove a proposed bylaw, or whether it means a shareholder vote is required to remove any existing poison pill plan. In that regard, we note that the Company does not currently have a poison pill in place. Either way, the language is vague and does not include the required percentage of shares which must vote in favor of removal – is a simple majority sufficient, or is a super-majority required? The Proposal is unclear.

Due to the vagueness and indefiniteness noted above in the wording of the Proposal, shareholders voting on the Proposal may not have the same interpretation of the Proposal's meaning. In addition, the Company's interpretation and implementation of the Proposal could be different from the actions envisioned by shareholders voting on the Proposal. Moreover, such vagueness and ambiguity as to the meaning of the phrase "propose a bylaw" leaves the Company unable to determine what action should be taken in order to properly implement the Proposal.

As noted above, the Proposal is inherently vague, indefinite and, therefore, potentially misleading, in contravention of Rules 14a-8(i)(3)/14a-9. Without further guidance, the Company would have not clear directions regarding the actions necessary to implement the Proposal and would be required to make highly subjective determinations concerning important aspects of the Proposal. As a result, the shareholders would likely have widely divergent views of the actions that would be expected of the Company, and neither the shareholders nor the Board would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2005 Proxy Materials pursuant to Rules 14a-8(i)(3)/14a-9.

3. Portions of the Proposal supporting statement are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Portions of the Proposal supporting statement are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain materially false or misleading statements. According to SLB 14B, the exclusion of a proposal supporting statement pursuant to Rules 14a-8(i)(3)/14a-9 may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading..."

The Proposal supporting statement contains such a materially false or misleading statement with regard to the amount of shareholder support for a similar shareholder poison pill proposal presented at the Company's 2004 annual meeting. The statement in question maintains that 79% of all shareholders supported the passage of the shareholder poison pill proposal at the 2004 annual meeting. This number is materially misleading however as it is based solely on the number of shares that actually voted for or against the proposal and does not take into consideration the millions of shares that abstained from voting (the "Abstained Shares"). The Abstained Shares were included in the determination of the number of shares represented for a quorum at the meeting and had the same effect as "no" votes in determining whether the proposal was approved. When the Abstained Shares are included in the calculation of shareholder support, the percentage of shareholders that supported the passage of the shareholder poison pill proposal drops to 55%. The difference between 79% and 55% is material when it pertains to past shareholder support for a poison pill proposal similar to the Proposal. As such, the Company at least intends to exclude such portion of the supporting statement from its 2005 Proxy Materials.

Conclusion

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2005 Proxy Materials. On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials for the reasons set forth above. If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's positions, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (602) 528-4000.

Sincerely,

Koby R. Kreinbring

cc: Brian S. Gilman
Pauline Berberian
John Chevedden

EXHIBIT A

Shareholder Letter and Proposal

[See attached]

801 Viewpoint Drive
St Charles, IL 60174

Mr. Jonathan Ornstein
Chairman
Mesa Air Group, Inc. (MESA)
410 North 44th Street, Suite 700
Phoenix, AZ 85008
PH: 602-685-4000
FX: 602-685-4350

Dear Mr. Ornstein,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting or if applicable the next special shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Pauline Berberian
Pauline Beberian Date September 14, 2004

cc: Brian S. Gillman
Corporate Secretary
FX: 602-685-4352
FX: 505 685-4350
FX: 602-253-8129

3 – Subject Any Poison Pill to Shareholder Ratification

Subject any poison pill to shareholder ratification. This is to propose a bylaw, requiring a shareholder vote to remove, calling for annual shareholder ratification – without exception – of any poison pill adopted or in effect since the previous annual or special shareholder meeting. This calls for ratification as a separate ballot item.

This proposal is similar in concept and practice to the widely-used procedure, including our company, of annual shareholder ratification of auditors after the auditors are approved by the company. Poison pill ratification is in the best interest of shareholders since our board has the power to adopt a poison pill, which can limit shareholder value, at almost any time and without a shareholder vote.

Once adopted this proposal would include application to any poison pill adopted and deactivated since the previous shareholder meeting. This is called for because our board has the power to reinstate such a deactivated poison pill almost instantly. In the interest of clarity, "Subject Any Poison Pill to Shareholder Ratification" should be the complete title published on all our ballots.

Proposals to give us as shareholders a vote on a poison pill won impressive levels of support at our company:

- 71% in 2003
- 79% in 2004

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Pauline Beberian submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Source: *Morningstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

"There are often reasons that hostile takeovers should fail. But anti-democratic schemes to flood the market with diluted stock are not one of them."

Source: *The Motley Fool*

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Director Confidence in their Oversight

I believe that a Board of Directors, which supports this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Subject Any Poison Pill to Shareholder Ratification
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded soon.

EXHIBIT B

Notice Letter to Chevedden dated October 6, 2004

[See attached]

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

SQUIRE, SANDERS & DEMPSEY L.L.P.

Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498

Office: +1.602.528.4000
Fax: +1.602.253.8129

Direct: +1.602.528.4004
kkreinbring@ssd.com

October 6, 2004

VIA FEDERAL EXPRESS

John Cheveddan
2215 Nelson Avenue, No. 205
Redondo Beach, Ca 90276

Re: **Poison Pill Shareholder Proposal from Pauline Berberian for 2005 Mesa Air Proxy**

Dear Mr. Cheveddan:

We are corporate counsel to Mesa Air Group, Inc. (the "Company"), and are writing in regard to the poison pill shareholder proposal received by the Company from Pauline Berberian on September 25, 2004, and intended for inclusion in the Company's proxy statement for its 2005 annual meeting (the "Proposal"). Pursuant to Rule 14a-8(f)(1) of Regulation 14A. this letter serves to notify you of certain procedural and eligibility deficiencies with respect to the Proposal.

According to Rule 14a-8(b) of Regulation 14A, to be eligible to submit a proposal to a company for inclusion in a proxy statement, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date the proposal is submitted. According to the Company's records, Ms. Berberian's security ownership consists of 92 shares of the Company's common stock. With 31,577,955 shares of common stock outstanding as of June 30, 2004, Ms. Berberian's 92 shares do not equal 1% of the Company's outstanding common stock.[1] In addition, the market value of Ms. Berberian's 92 shares never reached $2,000 in the 60 calendar days (the time frame for determining share price) prior to the date Ms. Beberian submitted the Proposal to the Company. At no time during this period was the price of the Company's common stock sufficient for Ms. Berberian's 92 shares to be valued at $2,000 or more.[2] Hence, Ms. Berberian does not hold a sufficient quantity of the Company's common stock in her name to submit the Proposal to the Company for inclusion in the next proxy statement.

Additionally, a review of Securities and Exchange Commission ("SEC") records does not show any Schedule 13D or 13G or Form 3, 4 or 5 having been filed to reflect any additional ownership of the Company's securities by Ms. Berberian. Accordingly, if Ms. Berberian owns shares in "street name," please demonstrate her eligibility as outlined in Rule 14a-8(b) of Regulation 14A. This demonstration should include, among other things, evidence that, together with the 92 shares owned in her name, Ms. Berberian continuously held at least $2,000 in market value, or 1%, of the Company's common stock, for at

[1] There were in excess of 31 million shares of the Company's common stock outstanding at all times during the one year period preceding the submission of the Proposal.

[2] In the 60 days before the date Ms. Berberian submitted the Proposal to the Company, the highest selling price for the Company's common stock was $7.08 per share on August 26, 2004. At this price, Ms. Berberian would need to own 283 shares of the Company's common stock to meet ownership eligibility requirements. Alternatively, the highest average, in the same period, of the bid and ask prices of the Company's common stock on any date was $6.97, which occurred on August 26, 2004. At this price, Ms. Berberian would need to own 287 shares of the Company's common stock to meet ownership eligibility requirements.

least one year as of the date of her submission. This may be accomplished by submitting to the Company a written statement from the "record" holder of Ms. Berberian's securities verifying that, at the time Ms. Berberian submitted the Proposal, she continuously held the required amount of securities for at least one year. You must also include a written statement that Ms. Berberian intends to continue ownership of the shares through the date of the Company's 2005 annual meeting.

You may also provide evidence of ownership through a showing that Ms. Berberian has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reflecting her ownership of the securities as of or before the date on which the one-year eligibility period begins. If Ms. Berberian has filed one of these documents with the SEC, you may demonstrate her eligibility by submitting for our review (1) a copy of the schedule or form, and any subsequent amendments reporting a change in Ms. Berberian's ownership level, (2) Ms. Berberian's written statement that she continuously held the required number of shares for the one-year period as of the date of the statement and (3) Ms. Berberian's written statement that she intends to continue ownership of the shares through the date of the Company's 2005 annual meeting.

In light of the foregoing, under the SEC's rules, the Company's next proxy statement cannot include the Proposal in the form submitted by Ms. Berberian on September 25, 2004. If you elect to respond to this notification, under Rule 14a-8(f)(1) of Regulation 14A, your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. Please note that Ms. Berberian is copied on this notification letter.

This notification does not constitute a response under other items of the SEC rules. Accordingly, if you choose to respond to this notification to correct the procedural and eligibility deficiencies and renew any part of your request, we reserve the right to review the Proposal to determine whether it complies with other provisions of Rule 14a-8 of Regulation 14A. A copy of Rule 14a-8 of Regulation 14A is enclosed for your convenience. Please call me if you have any questions.

Sincerely,

Koby R. Kreinbring

KRK/kk
cc: Brian S. Gilman
Pauline Berberian

Enclosure

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed

the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

False or Misleading Statements

Reg. §240.14a-9.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

EXHIBIT C

Proof of Delivery of October 6, 2004 Notice Letter

[See attached]

Turner, Carmen G.

From: phx_supply@ssd.com
Sent: Monday, October 25, 2004 12:33 PM
Subject: Online FedEx Tracking - 625765189037

```
Carmen,
Here is the information that you requested.

Tracking Number        : 625765189037

Reference Number       : 22987.00039
Ship Date              : 10/06/2004
Delivered To           :
Delivery Location      : REDONDO BEACH CA
Delivery Date/Time     : 10/07/2004 09:37
Signed For By          : C.HEVEDDAN
Service Type           : Priority Envelope

Scan Activity               Date/Time         Scan Exceptions
-------------            ----------------    ---------------
Delivered REDONDO BEACH CA 10/07/2004 09:37

Disclaimer
-----------------------------------------------------------------------
FedEx has not validated the authenticity of any email address.
```

EXHIBIT D

Chevedden's Email Response dated October 10, 2004

[See attached]

Kreinbring, Koby Richard

From: John Chevedden [jr7cheve7@earthlink.net]
Sent: Sunday, October 10, 2004 8:42 AM
To: Koby Kreinbring
Cc: cfletters@sec.gov; Gregory R. Hall
Subject: MESA 2005 Shareholder Propsal

Mr. Kreinbring,
To support your October 6, 2004 letter, please over-night on October 11, 2004 or October 12, 2004 the print-out of the shareholder listing of Pauline Berberian (including the date applicable) which was in your hand in order to write the October 6, 2004 letter. Thank you. John Chevedden

cc: Office of Chief Counsel
Pauline Berberian

EXHIBIT E

Response Letter to Chevedden dated October 12, 2004

[See attached]

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

SQUIRE, SANDERS & DEMPSEY L.L.P.

Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498

Office: +1.602.528.4000
Fax: +1.602.253.8129

Direct: +1.602.528.4004
kkreinbring@ssd.com

October 12, 2004

VIA FEDERAL EXPRESS

John Cheveddan
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90276

Re: Ownership of Mesa Air Common Stock by Pauline Berberian

Dear Mr. Cheveddan:

This letter is in response to your email of October 10, 2004, requesting the "print-out of the shareholder listing of Pauline Berberian" with regard to the common stock of Mesa Air Group, Inc. (the "Company"). Attached hereto is an email from the Company's transfer agent and registrar for its common stock, Computershare Trust Company ("Computershare"), setting forth Pauline Berberian's ownership information with regard to the Company's common stock. As you will see from the enclosed email, Ms. Berberian currently owns 92 shares of the Company's common stock and acquired these shares via the purchase of two certificates of 46 shares each – one issued on December 16, 1992, and the second issued on March 26, 1993. This information was provide to me by Computershare via the Company and served as the basis for my letter to you dated October 6, 2004 (the "Letter").

We reiterate the Company's position, as set forth in the Letter, that Ms. Berberian's demonstrated level of ownership of the Company's common stock is insufficient to permit the inclusion of her poison pill shareholder proposal in the Company's proxy statement for its 2005 annual meeting of stockholders. Please contact me if you have any questions.

Sincerely,

Koby R. Kreinbring

KRK/kk
cc: Brian S. Gilman
Pauline Berberian

Enclosure

-----Original Message-----
From: LaRea Crespi [mailto:LaRea.Crespi@computershare.com]
Sent: Monday, October 11, 2004 9:46 AM
To: Flaquer, Lynn
Subject:

000330 E PAULINE BERBERIAN Cert Type: MESA

Class: C

Cert #	Iss date	Iss Btch	Cnl date	Btch/log#	St	Shares
007151	03/26/93	Iss-conv				46
006712	12/16/92	Iss-conv				46

EXHIBIT F

Proof of Delivery of October 12, 2004 Response Letter

[See attached]

Turner, Carmen G.

From:	phxbowne@ssd.com
Sent:	Monday, October 25, 2004 2:09 PM
Subject:	Online FedEx Tracking - 625765189471

Carmen here is the information you requested if you have any other questions please call the copy center.

Tracking number	625765189471

Reference	22987.00039
Ship date	Oct 12, 2004
Delivered to	Residence
Delivery location	REDONDO BEACH, CA
Delivery date	Oct 13, 2004 9:41 AM
Signed for by	Signature release on file
Service type	Priority Envelope

Date/Time	Activity
Oct 13, 2004 9:41 AM	Delivered
8:02 AM	On FedEx vehicle for delivery
7:26 AM	At local FedEx facility
3:48 AM	In transit
3:33 AM	In transit
12:15 AM	In transit
Oct 12, 2004 7:23 PM	Package data transmitted to FedEx
5:30 PM	Picked up
5:30 PM	Left origin

Disclaimer

FedEx has not validated the authenticity of any email address.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 7, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mesa Air Group, Inc.
Incoming letter dated October 25, 2004

The proposal relates to poison pills.

There appears to be some basis for your view that Mesa may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Mesa's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Mesa omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Mesa relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel